Exhibit 4
     Transactions in the Issuer’s Common Stock during the past 60 days:

Date of Transaction	Quantity Purchased (Sold)	Price
December 6 2007	2,100,000	$17.0337
December 7, 2007	1,000,000	$17.6821
December 7, 2007	200,000	$18